September 1, 2006

VIA EDGAR, FACSIMILE AND COURIER

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jeffrey B. Werbitt, Esq.

Re:	SumTotal Systems, Inc.

Amended Registration Statement on Form S-3 filed on July 19, 2006 (Reg. No. 333-134645)

Form 10-K for the year ended December 31, 2005 filed March 28, 2006

File No. 0-50640

Ladies and Gentlemen:

On behalf of SumTotal Systems, Inc., a Delaware corporation (the “Company”), we respectfully submit this letter in response to the letter dated August 15, 2006 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Company’s Registration Statement on Form S-3 filed on June 1, 2006, as amended on July 19, 2006 (the “Registration Statement”) and the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed on March 28, 2006 (the “10-K”) filed with the Commission on September 12, 2005, as amended on October 31, 2005. Page references herein refer to page numbers in the Registration Statement filed with the Commission on the date of this letter or to page numbers in the Company’s amended Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (the “Form 10-Q”), courtesy copies of which will be couriered to your attention.

In this letter, we have recited the comments set forth in the Comment Letter in italicized, bold type and have followed the comment with the Company’s response thereto.

U.S. Securities and Exchange Commission

September [1], 2006

Form 10-K for the year ended December 31, 2005

Item 9A.	Controls and Procedures, page 100

1.	We refer you to prior comment 3 and your supplemental response. Please revise your disclosure to clarify whether you are referring to the same three material weaknesses described under SumTotal’s internal control over financial reporting. As we note below, you may make this revision in an amended 10-Q for the period ended June 30, 2006.

At the request of the Staff, we have revised the second and third paragraphs under “(a) Evaluation of Disclosure Controls and Procedures” on page 47 of the Form 10-Q in response to the Staff’s comment.

2.	We note your responses to prior comments 4 through 6. More specifically, we note that it is your belief that because the material weaknesses had no material impact on SumTotal’s financial statements and there have been no restatements as a result of the weaknesses, an amendment to the Form 10-K for the fiscal year 2005 and the quarter ended March 31, 2006 is not necessary for the protection of investors. Although SumTotal has not restated its financial statements, we continue to believe that a materially complete discussion of the ineffective nature of the disclosure controls and procedures and the internal control over financial reporting is necessary to inform investors of the material weaknesses that were discovered. Without disclosing information regarding the background of your determination that your disclosure controls and procedures and internal control over financial reporting are not effective, investors will be unable to place your current and future disclosure in its proper context. Further, a materially complete description of the material weaknesses, including a discussion of its discovery and subsequent remediary measures, is necessary to evaluate the risks that result from SumTotal’s determination. This appears to be consistent with the disclosure in your most recent quarterly report that your deficiencies have “resulted in more than a remote likelihood that a material misstatement of [y]our annual or interim financial statements would not be prevented or protected.” Accordingly, please revise your 10-K for the year then ended December 31, 2005 to disclose these responses. Alternatively, you may revise your Form 10-Q for the period then ended June 30, 2006 to disclose this information.

At the request of the Staff, we have revised the paragraphs under “(b) Management’s Report on Internal Control Over Financial Reporting” on page 47 and 48 of the Form 10-Q to more fully disclose the details around the control deficiencies giving rise to the material weaknesses noted in response to the Staff’s comment. Subsequent remediary measures for the material weaknesses noted have been disclosed under “(c) Changes in

U.S. Securities and Exchange Commission

September [1], 2006

Internal Control Over Financial Reporting” on page 48, 49 and 50 of the Form 10-Q in response to the Staff’s comment.

3.	We refer you to the immediately preceding comment. In addition to disclosing your supplemental responses, your amended disclosure should also be revised to identify the party or parties responsible for creating and implementing the referenced initiatives. Also, please explain the procedures that have been put in place regarding supporting documentation, review and supervision with your accounting and financial departments.

At the request of the Staff, we have revised the third paragraph under “(a) Evaluation of Disclosure Controls and Procedures” on page 47 and paragraphs under “(c) Changes in Internal Control Over Financial Reporting” on page 48, 49 and 50 of the Form 10-Q in response to the Staff’s comment to identify the parties responsible for creating and implementing the referenced initiatives. In addition, we have revised the bullet points under “(c) Changes in Internal Control Over Financial Reporting” on page 49 and 50 in response to the Staff’s request to explain the procedures that have been put in place regarding supporting documentation, review and supervision with your accounting and financial departments.

4.	We note your response to prior comment 7. Please revise your risk factor subheading to clearly disclose that SumTotal has determined that its disclosure controls and procedures and internal control over financial reporting are not effective and the resulting risk to investors. As we note in comment 2 above, this revision may be applied to your Form 10-Q June 30, 2006. We remind you that a similar revision should be made to your Form S-3.

At the request of the Staff, we have revised page 58 of the Form 10-Q and page [        ] of the Registration Statement in response to the Staff’s comment.

5.	We note your response to prior comment 9. We continue to believe that your disclosure should be revised to disclose your changes in internal control over financial reporting, including the initiatives that SumTotal has undertaken to improve its internal control structure during fiscal 2005. If you continue to disagree, please advise why you believe that the disclosure of these initiatives are no longer material because they were implemented during the fourth quarter of 2005. In this regard, it appears that the disclosure of these initiatives is in fact material due to the fact that these initiatives are currently in place and have been during the current fiscal year. As we note in comment 2 above, rather than amending your Form 10-K for the year ended December

U.S. Securities and Exchange Commission

September [1], 2006

31, 2005, you may revise your Form 10-Q for the period ended June 30, 2006 to disclose these changes. Upon revising your disclosure, the level of detail concerning the changes to your internal control over financial reporting should be consistent with our comment 6, below.

At the request of the Staff, we have revised the bullet points under “(c) Changes in Internal Control Over Financial Reporting” on pages 49 and 50 of the Form 10-Q disclosing in detail the changes in internal control over financial reporting, including the initiatives that the Company has undertaken to improve its internal control structure in response to the Staff’s comment.

Form 10-Q for the period then ended June 30, 2006

Part I – Financial Information, page 4

Item 4.	Controls and Procedures, page 38

6.	We refer you to subsection (b), Management’s Report on Internal Control Over Financial Reporting, on page 39. For each bullet point located under subsections 1-3, please revise to include a brief and concise descriptive summary. For example, revise to disclose the control deficiency noted in the review of period-end accruals and reconciliations in the procurement cycle. Similarly, you should provide brief descriptions of each of the inadequate controls over revenue and inadequate controls over integration of business acquired should be disclosed. What review procedures relating to shipping documentation for the accuracy of revenue cut-off were inadequate? Which of the acquisition-related adjusting journal entries were not reviewed by the appropriate level of management?

At the request of the Staff, we have revised the paragraphs under “(b) Management’s Report on Internal Control Over Financial Reporting” on page 47 and 48 of the Form 10-Q to provide a brief and concise descriptive summary in each bullet in response to the Staff’s comment.

U.S. Securities and Exchange Commission

September [1], 2006

Please direct your questions or comments regarding the Company’s responses to the undersigned at (650) 565-3522. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

Katharine A. Martin

cc:	Erika Rottenberg, Esq.
Neil Laird, Chief Financial Officer

Item 4. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of June 30~~March 31~~, 2006. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported accurately and on a timely basis, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of June 30, 2006 because the three material weaknesses described below and in our Form 10-K for the period ended December 31, 2005 were not fully remediated as of June 30, 2006.

To address the three  material weaknesses described below, we performed additional analyses and other post-closing substantive management review procedures to ensure our consolidated financial statements were prepared in accordance with generally accepted accounting principles. These included detailed reviews by the Corporate Controller and/or the Chief Financial Officer of (i) all significant revenue transactions, (ii) aged receivables to determine collectibility, (iii) invoices received after the end of the period to ensure that accruals were appropriate, and (iv) analyses and/or reconciliations of all material balance sheet and statement of operations accounts. Accordingly, management, including our Chief Executive Officer and Chief Financial Officer, believe the condensed consolidated financial statements included in this report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

(b) Management’s Report on Internal Control Over Financial Reporting

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2005. Management’s assessment identified the following material weaknesses in the Company’s internal control over financial reporting as of December 31, 2005:

1.     ~~1.~~ Inadequate reviews of account reconciliations, analyses and journal entries as well as spreadsheet controls. We had inadequate review procedures over account reconciliations, account and transaction analyses, journal entries as well as certain spreadsheets.

These were originally discovered by management during its documentation, testing and evaluation of internal controls over financial reporting as of December 31, 2004. This initial review occurred during the period May 2004 through July 2005. Management further determined that the material weakness still existed as of December 31, 2005 during its documentation, testing and evaluation of internal controls over financial reporting that occurred during the period from August 2005 through March 2006.

Individually the control deficiencies did not rise to the level of a material control weakness but in aggregate these deficiencies resulted in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Specifically, control deficiencies were noted in the following areas:

•	Review of journal entries, supporting documentation, calculations and assumptions used to prepare the financial statements and account analyses. The summary sheet of the work papers supporting our annual goodwill and intangible asset impairment analysis contained an error that was not noted during the review and approval process. Additionally, the final bad debt reserve analysis was not updated to reflect changes made to the related final accounts receivable reconciliation.~~;~~

•	Security protection, input data accuracy and logic review over certain spreadsheets used in period-end accounting, analysis and reporting. There was a lack of password protection, version control, and review of the underlying formulas and data logic review for the spreadsheets related to our restructuring reserve analysis, pro-forma stock based compensation analysis, and certain vendor specific objective evidence analyses.~~;~~

•	Review of stock option information and assumptions input into third party software and reconciliations to ensure data integrity. There was no evidence of documented review for one stock option grant made during the year. Additionally, there was inadequate evidence of review of the interest rate, volatility and options life assumptions input into our third party software system.~~; and~~

•	Review of period-end accruals and reconciliations in the procurement cycle. There were unexplained reconciling differences in one of the underlying account reconciliations. Additionally, there was inadequate documentation of the review and approval of miscellaneous expense reimbursements.

2.     ~~2.~~ Inadequate controls over revenue.

These were originally discovered by management during its documentation, testing and evaluation of internal controls over financial reporting as of December 31, 2004. This initial review occurred during the period May 2004 through July 2005. Management further determined that the material weakness still existed as of December 31, 2005 during its documentation, testing and evaluation of internal controls over financial reporting that occurred during the period from August 2005 through March 2006.

Certain key controls and review procedures over accounting for revenue were not functioning effectively. Specifically,

•	Documentation of certain revenue recognition decisions was lacking. Formal evidence of timely review and approval of certain revenue recognition decisions was inconsistent and inadequate.~~;~~

•	Review procedures over the application of revenue recognition policies for software license and service arrangements were inadequate. There were errors in our documentation of the application of revenue recognition policies to certain software and service arrangements. Additionally, there were errors in the reconciliations of certain deferred revenue accounts which were not noted during the review and approval process. ~~;~~

•	Review procedures over the accounting for service projects, such as the review of documentation supporting project milestone delivery or professional service hours rendered were inadequate. There was insufficient evidence of project set-up review and approval for certain service arrangements. Additionally, there was inadequate review and approval of third party time and expense for a certain service arrangement.~~;~~

•	Review procedures relating to royalty customer listings, fixed price contracts and the application of cash receipts were inadequate. There was inadequate evidence of timely review and approval of the set-up of certain customer royalty and fixed price arrangements. Additionally, there was inadequate evidence of timely review and approval of our posting of cash receipts. ~~; and~~

•	Review procedures relating to shipping documentation for the accuracy of revenue cut-off were inadequate. There was inadequate evidence of timely review and approval and shipping documentation related to certain revenue transactions that occurred during the cut-off period in the third quarter of 2005. Although this was corrected as of December 31, 2005 there was inadequate data available for testing to conclude that the deficiency had been corrected as of year-end.

3.     ~~3.~~ Inadequate controls over integration of business acquired. We had inadequate review procedures and controls surrounding the fourth quarter acquisition and integration of Pathlore.

These were discovered by the Company’s independent registered public accounting firm during its audit of the financial statements and internal control over financial reporting for the fiscal year ended December 31, 2005.

~~Specifically,~~

•	Certain differences in accounting policies were not initially correctly and completely harmonized prior to year-end, resulting in adjustments as of December 31, 2005. These differences were conforming the calculation of the bad debt reserve at Pathlore to the same methodology as SumTotal, adjusting the calculation of maintenance and hosting revenue recognized to a daily proration for partial months and correctly netting down billed amounts ~~for~~ which were not contractually committed reducing receivables and deferred revenue by the same amount~~; and~~

•	Certain of the acquisition-related adjusting journal entries were not reviewed by the appropriate level of management. The work papers calculating the allocation of purchase price to underlying assets were reviewed and approved. However, the journal entries reflecting this work were not approved.

These deficiencies resulted in more than a remote likelihood that a material misstatement of our annual or interim financial statements would not be prevented or detected.

In making our assessment, management used the criteria set forth by COSO in Internal Control—Integrated Framework. Because of the material weaknesses described above, management concluded that, as of December 31, 2005, our internal control over financial reporting was not effective based on those criteria.

(c) Changes in Internal Control Over Financial Reporting

During the first half of 2006 we undertook several initiatives to improve the internal control structure of the Company.

During the quarter ending March 31, 2006, management:

•	Appointed a Worldwide Director of Revenue to oversee the revenue recognition process, procedures and review of these transactions. The Worldwide Director was appointed by the Company’s CFO and reports to the Company’s Corporate Controller.~~;~~

•	Continued to hire additional qualified personnel to strengthen the accounting and finance organizations. We hired a payroll and general accountant both of whom report to and are supervised by the Company’s accounting manager. We also hired a revenue recognition supervisor reporting directly to our Worldwide Director, and a manager of credit and collections reporting to our Corporate Controller.~~; and~~

•	Improved training for staff to ensure that account reconciliations and analyses are complete and accurate. We conducted accounting department training regarding the required format and content of the documentation for our account reconciliations and supporting analysis. This training was reviewed and approved by our CFO and conducted by our Corporate Controller.

During the quarter ending June 30, 2006, management:

•	Continued to hire additional qualified personnel to strengthen the accounting and finance organizations. We hired an accounts payable accountant and an accounting supervisor both of whom report to and are supervised by our accounting manager. We also hired a an additional credit and collections specialist who reports to our manager of credit and collections and additional staff in the revenue accounting team~~;~~

•	Continue to improve training for staff to ensure that roles and responsibilities are clearly defined and understood and that policies and procedures are being followed. This training was provided to all accounting and finance personnel and was performed by our Corporate Controller with the assistance of our internal audit function. This training was reviewed and approved by the Chief Financial Officer and conducted by the Corporate Controller and an external consultant.~~.;~~

•	Completed the integration of Pathlore. All transactions are now processed through the same systems and controls as other parts of the business This integration was supervised and monitored by the Corporate Controller.~~;~~

•	Initiated an upgrade and enhancement of our automated accounting and reporting systems that included improved inherent controls, in particular with respect to segregation of duties. This upgrade was reviewed and approved by our IT Steering Committee and under the direction of our Director of Finance.~~;~~

•	Established an internal audit function reporting directly to the Audit Committee.~~with the oversight and approval of our Audit Committee;~~

•	Reviewed and enhanced our accounting and reporting policies and procedures. This was performed under the review and direction of our Chief Financial Officer and supervised by our Corporate Controller.~~; and~~

•	Enhanced our ongoing formal internal control monitoring and testing program. This performed via the establishment of an internal audit function under the direction and approval of the Company’s Audit Committee. The Director if Internal Audit meets approximately twice each month with the Chief Executive Officer and Chief Financial Officer to discuss and~~the~~ report on the status of the Company’s internal controls and meets quarterly with the Audit Committee~~;~~

These changes are part of our overall program that is intended to remediate all material weaknesses by December 31, 2006.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings

From time-to-time, we are involved in legal proceedings or threats of legal proceedings arising in the ordinary course of business. We are not currently a party to any litigation or other legal proceeding that, in the opinion of management, is reasonably likely to have a material adverse effect on our business, operating results and financial condition.

Item 1A. Risk Factors

Factors That May Affect Future Results of Operations

Set forth below and elsewhere in this and in other documents we file with the SEC are risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements contained in this report. All forward-looking statements included in this report are based on information available to us on the date hereof. We assume no obligation to update any forward-looking statement.

We have a history of losses, we expect future losses on a Generally Accepted Accounting Principles (“GAAP”) basis, and we may not achieve GAAP profitability on a consistent basis.

We expect to continue to derive substantially all of our revenue from the licensing of our new business performance and learning technology software family of products, the SumTotal 7.x Series, as well as our legacy products, Aspen Learning Management Server and Aspen Learning Content Management Server, Docent Learning Management Server and Docent Learning Content Management System, and Pathlore products (“Legacy Products”) and related services, including without limitation, maintenance, services and hosting. We do not expect revenues from these product offerings to be sufficient to achieve and maintain U.S. GAAP profitability on a consistent basis. With the exception of the Pathlore mainframe products which we acquired in the fall of 2005, we began to transition our Legacy Products to our SumTotal 7.x Series and services related to these offerings at the end of the fourth quarter of 2004 and beginning the first quarter of 2005. If we fail to continue to generate adequate revenues from the SumTotal Systems Suite and related services, we will continue to incur losses. In addition, in the future, we expect to continue to incur additional non-cash expenses relating to the amortization of deferred compensation and purchased intangible assets that will contribute to our net losses. Further, starting

We rely on independent partners such as distributors, alliance partners, value-added resellers, and system integrators to help conduct our international operations and sales and marketing efforts in many foreign countries. We also use independent third parties to provide engineering services. Moreover, we expect to increasingly rely on these independent partners for the product development, customer implementation, distribution and sale of our branded products globally. Our success in international markets consequently will depend to a large degree on the success of these independent partners, with whom we have a limited working experience and over whom we have little control. If they are unwilling or unable to dedicate sufficient resources to our relationships, our international operations will suffer so our future success will depend in part on our ability to attract, train and motivate new distributors, resellers, alliance partners and systems integrators and expand our relationships with current independent partners. We may not be successful in expanding our distributor and reseller relationships, and our sales would suffer as a result. Further, we will be required to invest significant additional resources in order to expand these relationships, and the cost of this investment may exceed the revenues generated from this investment.

The operations of these partners are based outside the U.S. and are therefore subject to risks distinct from those that face U.S.-based operations, including: (1) the burden of complying with a variety of foreign laws; (2) language barriers; (3) longer payment cycles and greater difficulty in collecting accounts receivable; (4) reduced protection of intellectual property rights; (5) fluctuating exchange rates; (6) price controls and other restrictions on foreign currency; (7) military action or political upheaval in the host countries which could force these partners to terminate the services they are providing to us or to close their operations entirely; and (8) social unrest or disturbances.

Our internal control over financial reporting and disclosure controls and procedures may not be adequate to prevent or detect misstatements or errors.

For the fiscal years ended December 31, 2004 and 2005, management has concluded that our internal controls over financial reporting and disclosure controls have been ineffective due to material weaknesses in our internal control over financial reporting. While we continue to take steps to remediate material weaknesses and test the adequacy of our initiatives to remediate these material weaknesses, we cannot assure you that our efforts will be successful or that additional material weaknesses will not be found. If we are not successful in remediating these material weaknesses or if other material weaknesses are found, we cannot assure you that our financial statements will be error free. If errors are found in the financial statements that we file with the Securities and Exchange Commission, we may be required to restate those financial statements which could result in a loss of investor confidence in us, cause our stock price to decline and subject us to costly litigation.

A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Our management does not expect that our internal controls and procedures will prevent all errors and all fraud because, in addition to resource constraints, there are inherent limitations of all control systems, including the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls and procedures can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of a control or procedure. The design of any system of controls and procedures is also based in part on certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a control system, misstatements due to error or fraud may occur and not be detected. In such event, we may not, for instance, be able to recognize revenue we expected to recognize; we may not be able to meet our forecasts or industry analysts’ projections; or we may be the subject of litigation, each of which would likely harm our financial results and may result in a decline in the price of our common stock.

Standards for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 are burdensome and uncertain, and if we fail to comply in a timely manner, our business could be harmed and our stock price could decline.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management is required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal controls over financial reporting, at least annually. The rules governing the standards that must be met for management to assess our internal controls over financial reporting are new, complex and subject to proposed changes. Currently, the rules require significant documentation, testing and possible remediation of our internal controls over financial reporting. The process of reviewing, documenting and testing our internal controls over financial reporting will likely continue to result in increased expenses and the devotion of significant management and other internal resources. As we did in connection with our report on internal controls in 2004, we may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal controls over financial reporting during fiscal 2006. During this process, if we are unable to effectively remediate our material weaknesses, or if our management identifies one or more material weaknesses in our internal control over financial reporting, we will be unable to assert such internal control is effective, and the price of our stock may suffer.